Exhibit 99.16

Paris, May 17, 2013

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Tel. : (33) 1 47 44 58 53

Fax : (33) 1 47 44 58 24

Martin DEFFONTAINES

Matthieu GOT

Karine KACZKA

Magali PAILHE

Robert HAMMOND (U.S.)

Robert PERKINS (U.S.)

Tel. : (1) 713-483-5070

Fax : (1) 713-483-5629

TOTAL S.A.

Capital 5 941 838 402,50 euros 542 051 180 R.C.S. Nanterre

www.total.com

Ordinary and Extraordinary Shareholders’ meeting of May 17, 2013

Approval of all resolutions proposed by the Board of Directors

Dividend of €2.34/share

The Annual Shareholders’ Meeting of Total was held on May 17, 2013, under the chairmanship of Christophe de Margerie. Shareholders adopted all resolutions recommended by the Board of Directors, including:

•

Approval of the 2012 financial statements and payment of a cash dividend for 2012 of €2.34 per share, an increase of nearly 3% from the previous year. Taking into account the quarterly interim dividend payments for 2012[1], the final dividend of €0.59 per share will be paid in cash on June 27, 2013[2].

•	Re-election of Mr. Thierry Desmarest, Mr. Gunnar Brock, and Mr. Gérard Lamarche to new three-year term as directors.

•	Election of Mr. Charles Keller for a three-year term as the employee shareholders representative on the Board of Directors.

•	Various delegations of authority and financial authorizations granted to the Board of Directors.

The full results of the votes will be available on Total’s corporate website www.total.com in the coming days.

The Shareholders’ Meeting was also an opportunity for Christophe de Margerie, Chairman and CEO, and Patrick de La Chevardière, Chief Financial Officer, to reiterate that it is with determination, discipline and confidence that Total fulfills its mission: to facilitate access to energy, in a responsible manner, by always offering more innovative and better performing solutions.

Christophe de Margerie highlighted the quality of Total’s corporate governance, illustrated in particular by the Board’s diversity and the regular external evaluation of the Board’s functioning. He also emphasized the absolute priority placed on safety in the Group and that he and his teams are totally committed to Corporate Social Responsibility.

[1]	Ex-dividend dates for the three 2012 interim dividends were September 24, 2012, for first quarter 2012 (€0.57/share), December 17, 2012, for second quarter 2012 (€0.59/share), and March 18, 2013, for third quarter 2012 (€0.59/share).
[2]	The ex-dividend date for the remainder of the 2012 dividend will be June 24, 2013.

Patrick de La Chevardière discussed the Group’s solid results in 2012, increased by 20% compared to 2010 and nearly 10% compared to 2011.

Finally, Christophe de Margerie presented the Group’s outlook. In Upstream, Total is confident in its ability to achieve its production growth targets. The 19 major projects in development, together with producing fields, already represent around 95% of the Group’s potential to produce 3 million barrels per day in 2017. In exploration, the Group’s ambition is illustrated by high-potential wells and recently acquired permits, which should provide for future growth. In the downstream, Christophe de Margerie detailed the progress made in the program to increase profitability from 6% to 13% from 2010 to 2015 thanks to major projects, portfolio optimization, and productivity gains.

Christophe de Margerie concluded by thanking the nearly 3,700 shareholders present for their loyalty and confidence, and he reiterated the Group’s commitment to continue the dynamic launched in all its businesses. In reaffirming the priority given to safety in and the acceptability of the Group’s operations, he confirmed Total’s intent to pursue sustainable growth that would create value for all stakeholders.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com